Mail Stop 3628
                                                               January 31, 2019


    Brett Seybold
    Chief Executive Officer
    USAA Acceptance, LLC
    1105 North Market Street, Suite 1300
    Wilmington, Delaware 19801


            Re:    USAA Acceptance, LLC
                   Registration Statement on Form SF-3
                   Filed January 18, 2019
                   File No. 333-229302

    Dear Mr. Seybold:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.


                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance

    cc:     Stuart Litwin, Esq.
            Mayer Brown LLP

            Scott Shreder, Esq.
            USAA Acceptance, LLC